JOHN HANCOCK EXCHANGE-TRADED FUND TRUST
200 Berkeley Street
Boston, Massachusetts 02116
September 28, 2023
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
John Hancock Exchange-Traded Fund Trust (the “Trust”)
Securities Act of 1933 File No. 333-183173
Investment Company Act of 1940 File No. 811-22733
Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A
Ladies and Gentlemen:
Enclosed for filing on behalf of the Trust pursuant to: (1) the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a)(2) thereunder; and (2) the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 58 to the Trust’s Registration Statement on Form N-1A under the 1933 Act and Amendment No. 61 to its Registration Statement under the 1940 Act (the “Amendment”).
The Amendment is being filed solely for the purpose of registering shares of John Hancock Disciplined Value International Select ETF, a new series of the Trust. The Amendment contains one prospectus and one statement of additional information.
Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on December 15, 2023. No fees are required in connection with this filing.
If you have any questions or comments, please call me at 617-572-4575.
Sincerely,
/s/ Sarah M. Coutu
Sarah M. Coutu Assistant Secretary